SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-35464

Caesarstone Ltd.

(Translation of registrant’s name into English)

Kibbutz Sdot Yam

MP Menashe

Israel 3780400

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

On October 20, 2026, the board of directors of Caesarstone Ltd. (the “Company”) resolved to hold its annual general meeting of shareholders (the “Meeting”) on November 25, 2026, with a record date on October 20, 2026. The Company hereby furnishes the following documents:

(i)	Notice and Proxy Statement with respect to the Meeting to be held on November 25, 2026, describing the proposals to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting.

(ii)	Proxy Card whereby holders of ordinary shares of the Company may vote at the Meeting without attending in person.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Files Nos. 333-180313, 333-210444, 333-251642 and 333-295843).

EXHIBIT INDEX

Exhibit	Description
99.1	Notice and Proxy Statement of the 2026 Annual General Meeting of Shareholders
99.2	Proxy Card relating to the 2026 Annual General Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE LTD.

Date: October 21, 2026	By:	/s/ Nahum Trost
Name: Nahum Trost
Title: Chief Financial Officer